Exhibit 3

NEWS RELEASE

North American Palladium Announces Third Quarter 2013 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 14, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced the operating, development, and financial results for the third quarter ended September 30, 2013 (“Q3”).

Q3, 2013 Summary

•

Produced 30,097 ounces of payable palladium at the Lac des Iles (“LDI”) mine at a cash cost per ounce(1) of US$581, bringing the nine month total to 104,180 ounces at a cash cost per ounce(1) of US$539.

•	Realized palladium selling price of US$721 per ounce, giving a palladium operating margin of US$140 per ounce, or US$4.2 million.

•	Revenue of $33.3 million, bringing the nine month total to $113.7 million.

•	Adjusted EBITDA(1) of $3.2 million, bringing the nine month total to $12.0 million.

•

Invested $33.1 million in capital expenditures at the LDI mine, inclusive of capitalized interest and capital leases (of which $28.4 million was invested in the LDI mine expansion), bringing the nine month total spent to $104.9 million.

•

Subsequent to quarter end, the Company commenced its ramp up of underground production via shaft with a target to increase its underground mining rate to 3,000 tonnes per day towards the end of the fourth quarter.

“Our main focus during the third quarter was on completing the shaft construction for commissioning in the fourth quarter. I’m pleased to report that the ramp up of production through the shaft is in progress, positioning LDI for improved operating margins in 2014,” said Phil du Toit, President and Chief Executive Officer. “We are also currently focused on enhancing our balance sheet to support working capital needs and bridge the gap until operations become breakeven or profitable in 2014. Looking ahead to 2014, I’m optimistic that we will see an improvement to our operating and financial performance as we increase our underground production and start to realize decreased cash costs per ounce.”

Lac des Iles Operations

Q3, 2013 Production

In the third quarter of 2013, the Company’s LDI mine produced 30,097 ounces of payable palladium at a total cash cost of US$581 per ounce(1). Cash costs in the third quarter were impacted by lower production volumes resulting from the transition into the new ore body, the transitional phase the mine is going through (which still utilized the ramp for haulage), as well as the decreased metal prices of the by-product metals. For the nine month period ended September 30, 2013, production totaled 104,180 ounces of payable palladium at a total cash cost of US$539 per ounce(1).

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Payable palladium production in the third quarter was overall modestly below management’s expectations, as the mine continued to balance production volumes between surface and underground ore sources during the transition period. During the third quarter, 542,917 tonnes of ore were mined at LDI, of which 208,097 tonnes came from underground sources (with an average palladium grade of 4.5 grams per tonne), and 334,820 tonnes came from surface stockpiles (with an average palladium grade of 1.2 grams per tonne). During the third quarter, the LDI mill processed 517,157 tonnes of ore at a combined average palladium mill head grade of 2.5 grams per tonne, at an 80.7% palladium recovery rate, and at a total cost of $42 per tonne milled.

The following table includes the quarterly operating results to date, as at September 30, 2013:

	Q1, 2013		Q2, 2013		Q3, 2013		YTD
Payable palladium produced		38,654 oz		35,428 oz		30,097 oz		104,180 oz
Cash cost per ounce	US$	490	US$	564	US$	581	US$	539
Tonnes of ore mined		540,694		433,580		542,917		1,517,191
From surface		295,038 @ 2.4 g/t		301,974 @ 2.1 g/t		334,820 @ 1.2 g/t		931,832 @ 1.9 g/t
From underground		245,656 @ 4.1 g/t		131,606 @ 4.4 g/t		208,097 @ 4.5 g/t		585,359 @ 4.3 g/t
Tonnes of ore milled		503,585		483,266		517,157		1,504,007
Average milled head grade		3.3 g/t Pd		3.1 g/t pd		2.5 g/t Pd		2.9 g/t
Palladium mill recovery		80.1%		80.7%		80.7%		80.4%

Total cost per tonne milled	C$	57	C$	53	C$	42	C$	51

Development Update

Capital expenditures in the third quarter amounted to $26.9 million, of which $22.1 million was invested in the LDI mine expansion (excluding $6.2 million of capitalized interest) and $3.9 million was spent primarily on the tailings management facility (“TMF”). For the nine month period ended September 30, 2013, capital expenditures totaled $92.8 million, including an investment of $75.9 million in the LDI mine expansion (excluding $12.1 million of capitalized interest) and $16.9 million investment in other sustaining capital expenditures at LDI (including $13.7 million investment in the TMF). As previously guided, management maintains its capital expenditure budget of approximately $130 million for 2013.

The Company’s Phase I expansion, which entailed sinking a shaft to approximately 825 metres below surface and setting up the required infrastructure to mine and transport the underground Offset Zone, is essentially completed and operations are now transitioning from ramp to shaft haulage with both ore and waste now being hoisted through the shaft.

The commissioning of the shaft commenced in early October, with all installations tested and loads of material hoisted through the new production shaft as part of that process. Throughout the commissioning, the underground crusher start-up experienced some difficulty with the automated controls, although the crusher has been able to function with manual operation. The shaft sinking contractor is currently demobilizing its sinking equipment from the shaft bottom which limits skipping to a single shift for safety reasons. Both the crusher automation and the contractor demobilization should be completed within the next two weeks, enabling a ramp up of underground production in December.

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The Company is currently ramping up its underground production, targeting 3,000 tonnes per day towards the end of the fourth quarter, with a further target to reach approximately 4,000 tonnes per day during 2014. As previously guided, the ramp up phase is still subject to unforeseen events which could impact production volumes, although the Company has risk mitigation measures in place with the appropriate technical expertise to resolve any issues that may still arise.

Exploration

In the third quarter, NAP invested $3.9 million in exploration and infill drilling, exclusive of $0.1 million that was capitalized in connection with the LDI mine expansion. To date, as at September 30, 2013, NAP’s total investment in exploration and infill drilling amounts to $10.9 million, exclusive of $1.9 million that was capitalized in connection with the LDI mine expansion.

During the third quarter, 63 holes were drilled at LDI totaling 21,518 metres, for a total of 212 holes and 40,222 metres drilled to date as at September 30, 2013. Drilling in the third quarter was predominately focused on the upper Offset Zone southeast extension target and the Roby Zone northeast extension target. The Company plans to provide an exploration update before the end of the year, and plans to release its updated mineral reserve and resource estimate before the end of January in 2014.

Financial Results(2)

Revenue for the third quarter was $33.3 million compared to $36.2 million in the third quarter of 2012. The decrease in revenue was primarily due to lower quantities of precious metals sold and lower realized prices for the by-product metals. Income from mining operations was $1.2 million, compared to $0.2 million in the same quarter last year. During the third quarter, the Company realized a palladium selling price of US$721 per ounce. Revenue totaled $113.7 million for the nine month period ending September 30, 2013.

Net loss for the quarter was $5.3 million or $0.03 per share compared to a net loss of $8.0 million or $0.05 per share in the same quarter last year. Net loss totaled $34.4 million, or $0.19 per share, for the nine month period ending September 30, 2013.

EBITDA(1) was $3.8 million for the third quarter, compared to $0.1 million in the same quarter last year. Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, and mine restoration costs net of insurance recoveries) was $3.2 million in the third quarter, compared to $4.4 million in third quarter last year. For the nine month period ended September 30, 2013, EBITDA(1) totaled $0.4 million and adjusted EBITDA(1) totaled $12.0 million.

During the third quarter, the Company closed the second $10-million tranche related to its previously announced flow-through financing. As at September 30, 2013, the Company had cash and cash equivalents of $18.0 million. The Company’s credit facility availability was limited by the borrowing base to US$37.4 million and was fully utilized at quarter end.

The transition phase of the shaft commissioning in the fourth quarter and conversion to Offset Zone mining has resulted in lower production volumes than previously anticipated, which is negatively impacting revenue, resulting in a need for additional cash for working capital purposes. Accordingly, the Company is currently evaluating its options to bridge the gap until the Company achieves profitable or breakeven operations in 2014.

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While the Company has operations that generate revenue, it has not yet achieved consistently profitable operations. The Company’s ability to continue operations and exploration and development activities is dependent upon the Company achieving profitable operations. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely ramp-up of mining by shaft, meeting production targets and profitable operations. The Company is currently actively engaged in discussions with various parties about securing additional financing, and while NAP has been successful at doing so in the past, there is no certainty that the required financing will be available or, if available, on acceptable terms.

PGM Market Outlook

Palladium spot prices averaged US$721 in the third quarter, ranging from a low of US$674 per ounce, to a high of US$760 per ounce. Palladium has been the best performing metal this year, and most commodities forecasters predict the strong performance will continue into next year as global car sales are estimated to rise by 4.8 per cent. The supply and demand fundamentals of palladium remain strong, keeping the market in a deficit. A supporting factor behind the positive outlook for the metal’s future performance is the resilient industrial demand, continuing investment demand, and constrained global mine supply.

Q3 2013 Conference Call & Webcast Details

Date:	Thursday, November 14, 2013
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-551-3680 or 1-416-849-8296 (ID: 50087066, followed by #sign)
Replay:	1-866-551-4520 or 1-212-401-6750 (ID: 290868, followed by # sign)

The conference call replay will be available for 30 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is completing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

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(1)	Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.
(2)

NAP’s condensed interim consolidated financial statements for the third quarter ended September 30, 2013 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘potential’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘would’, ‘could’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates, proposed mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks to the LDI mine expansion timeline, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the LDI mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employee relations, risks related to the availability of skilled labour, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects including the LDI mine expansion, that there will be no material delays related to commissioning the shaft, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	September 30 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents	$18,034	$20,168
Accounts receivable	39,525	53,922
Inventories	17,682	15,388
Other assets	7,345	8,448
Assets of disposal group classified as held for sale	—	29,814

Total Current Assets	82,586	127,740

Non-current Assets
Mining interests	427,601	343,492

Total Non-current Assets	427,601	343,492

Total Assets	$510,187	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$53,567	$58,474
Credit facility	23,090	15,089
Current portion of obligations under finance leases	2,942	3,717
Provisions	—	1,000
Taxes payable	874	874
Current derivative liability	589	3,952
Liabilities of disposal group classified as held for sale	—	12,071

Total Current Liabilities	81,062	95,177

Non-current Liabilities
Income taxes payable	2,352	2,352
Asset retirement obligations	14,722	15,214
Obligations under finance leases	9,072	9,956
Long-term debt	169,034	101,633

Total Non-current Liabilities	195,180	129,155

Shareholders’ Equity
Common share capital	798,237	776,632
Stock options and related surplus	9,005	9,125
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(589,101)	(554,661)

Total Shareholders’ Equity	233,945	246,900

Total Liabilities and Shareholders’ Equity	$510,187	$471,232

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Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Revenue	$33,348	$36,193	$113,651	$118,336

Mining operating expenses
Production costs	21,663	25,852	76,305	79,194
Smelting, refining and freight costs	2,922	3,417	10,130	10,152
Royalty expense	1,464	1,691	4,865	4,756
Depreciation and amortization	6,144	5,012	19,233	13,709
Loss (gain) on disposal of equipment	(24)	28	1,030	126

Total mining operating expenses	32,169	36,000	111,563	107,937

Income from mining operations	1,179	193	2,088	10,399

Other expenses
Exploration	3,874	2,603	10,906	8,551
General and administration	2,920	3,189	8,019	9,653
Interest and other income	(214)	(225)	(1,746)	(2,918)
Interest expense and other costs	3,213	1,188	8,796	3,470
Loss on extinguishment of long-term debt	—	—	11,035	—
Foreign exchange loss (gain)	(3,290)	(654)	2,027	(693)

Total other expenses	6,503	6,101	39,037	18,063

Loss from continuing operations before taxes	(5,324)	(5,908)	(36,949)	(7,664)
Income and mining tax expense	—	—	—	—

Loss and comprehensive loss from continuing operations for the period	$(5,324)	$(5,908)	$(36,949)	$(7,664)
Income (loss) and comprehensive income (loss) from discontinued operations for the period	—	(2,138)	2,509	(4,363)

Loss and comprehensive loss for the period	$(5,324)	$(8,046)	$(34,440)	$(12,027)

Loss per share
Basic	$(0.03)	$(0.05)	$(0.19)	$(0.07)
Diluted	$(0.03)	$(0.05)	$(0.19)	$(0.08)

Loss from continuing operations per share
Basic	$(0.03)	$(0.04)	$(0.20)	$(0.05)
Diluted	$(0.03)	$(0.04)	$(0.20)	$(0.06)

Income (loss) from discontinued operations per share
Basic and diluted	—	$(0.01)	$0.01	$(0.03)

Weighted average number of shares outstanding
Basic	194,555,425	174,517,396	183,904,755	169,381,207
Diluted	194,555,425	174,517,396	183,927,098	169,398,481

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Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cash provided by (used in)
Operations
Net loss from continuing operations for the period	$(5,324)	$(5,908)	$(36,949)	$(7,664)
Operating items not involving cash
Depreciation and amortization	6,144	5,012	19,233	13,709
Accretion expense	970	774	2,869	2,338
Deferred income and mining tax expense (recovery)	—	(853)	—	58
Loss on extinguishment of debt	—	—	11,035	—
Share-based compensation and employee benefits	498	538	973	2,157
Unrealized foreign exchange loss (gain)	(1,892)	—	2,011	—
Loss on disposal of equipment	2,004	28	3,058	126
Interest expense and other	55	495	23	1,140

	2,455	86	2,253	11,864

Changes in non-cash working capital	(433)	5,088	85	5,787

	2,022	5,174	2,338	17,651

Financing Activities
Issuance of common shares and warrants, net of issue costs	9,478	(135)	19,091	32,769
Issuance of convertible debentures, net of issue costs	—	40,784	—	40,784
Credit facility	(7,241)	—	6,951	15,287
Repayment of senior secured notes	—	—	(79,200)	—
Settlement of palladium warrants	(1,747)	—	(1,747)	—
Net proceeds of senior secured term loan	—	—	131,941	—
Capital lease facility	—	—	—	11,239
Repayment of obligations under finance leases	(595)	(1,156)	(2,168)	(3,711)
Interest paid	(1,982)	(4,213)	(7,889)	(8,175)

	(2,087)	35,280	66,979	88,193

Investing Activities
Additions to mining interests (net)	(26,885)	(34,088)	(92,758)	(103,370)
Proceeds on disposal of mining interests (net)	175	224	1,165	546

	(26,710)	(33,864)	(91,593)	(102,824)

Increase (decrease) in cash from continuing operations	(26,775)	6,590	(22,276)	3,020
Net change in cash attributable to discontinued operations	—	(6,695)	20,142	(29,562)

Decrease in cash and cash equivalents	(26,775)	(105)	(2,134)	(26,542)
Cash and cash equivalents, beginning of period	44,809	24,427	20,168	50,864

Cash and cash equivalents, end of period	$18,034	$24,322	$18,034	$24,322

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